Exhibit (a)(5)(C)

NEWS RELEASE

FOR IMMEDIATE RELEASE

COLUMBUS and NEW YORK, August 16, 2019

Alliance Data Announces Preliminary Results of Modified Dutch Auction Tender Offer

COLUMBUS and NEW YORK, August 16, 2019/The Wall Street Journal/ — Alliance Data Systems Corporation (NYSE: ADS) (“Alliance Data”) today announced the preliminary results of its “modified Dutch Auction” tender offer, which expired one (1) minute after 11:59 p.m., New York City time, on August 15, 2019.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer (the “Depositary”), a total of 13,488,067 shares of Alliance Data’s shares of common stock, $0.01 par value per share, were properly tendered and not properly withdrawn at or below the purchase price of $162.00 per share.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the Depositary, Alliance Data expects to acquire approximately 5,067,567 shares at a price of $148.00 per share, for an aggregate cost of approximately $750 million, excluding fees and expenses relating to the tender offer. These shares represent approximately 9.92 percent of the shares outstanding as of August 14, 2019. The preliminary proration factor for shares that Alliance Data will purchase pursuant to the tender offer is 83.64 percent.

The number of shares to be purchased and the purchase price are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period. The final number of shares to be purchased and the final purchase price will be announced following the expiration of the guaranteed delivery period and completion by the Depositary of the confirmation process. Payment for the shares accepted under the tender offer, and return of all other shares tendered and not purchased, will occur promptly thereafter.

J.P. Morgan Securities LLC, Mizuho Securities USA LLC and SunTrust Robinson Humphrey, Inc. acted as dealer managers for the tender offer. Shareholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, D.F. King, toll-free at (800) 283-9185.

About Alliance Data

Alliance Data is a leading global provider of data-driven marketing and loyalty solutions serving large, consumer-based industries. The Company creates and deploys customized solutions, enhancing the critical customer marketing experience; the result is measurably changing consumer behavior while driving business growth and profitability for some of today’s most recognizable brands. Alliance Data helps its clients create and increase customer loyalty through solutions that engage millions of customers each day across multiple touch points using traditional, digital, mobile and emerging technologies. An S&P 500, FORTUNE 500 and FORTUNE 100 Best Companies to Work For company headquartered in Columbus, Ohio, Alliance Data consists of businesses that together employ over 10,000 associates at more than 50 locations worldwide.

Alliance Data’s card services business is a provider of market-leading private label, co-brand, and business credit card programs. LoytaltyOne owns and operates the AIR MILES® Reward Program, Canada’s most recognized loyalty program, and Netherlands-based BrandLoyalty, a global provider of tailor-made loyalty programs for grocers. In July 2019 Alliance Data completed the sale of its Epsilon business to Publicis Groupe. More information about Alliance Data can be found at www.AllianceData.com.

Forward-Looking Statements

The statements in this release relating to matters that are not historical facts are forward-looking statements. These forward-looking statements are based upon assumptions of management which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. Actual results could differ materially based on factors including, but not limited to: the loss of or reduction in demand for services from, significant clients; increases in net charge-offs in credit card and loan receivables; failure to identify or successfully integrate or disaggregate business acquisitions or divestitures; increases in the cost of doing business, including market interest rates; inability to access the asset-backed securitization funding market; loss of active AIR MILES® Reward Program collectors; disruptions in the airline or travel industries; increased redemptions by AIR MILES® Reward Program collectors; unfavorable fluctuations in foreign currency exchange rates; limitations on consumer credit, loyalty or marketing services from new legislative or regulatory actions related to consumer protection and consumer privacy; increases in FDIC, Delaware or Utah regulatory capital requirements for banks; failure to maintain exemption from regulation under the Bank Holding Company Act; loss or disruption, due to cyber attack or other service failures, of data center operations or capacity; and loss of consumer information due to compromised physical or cyber security. The accuracy of our expectations and predictions is also subject to the following risks and uncertainties: (1) the price and time at which we may make any additional Share repurchases following completion of the tender offer and the number of Shares acquired in such repurchases; and (2) changes in general economic, business and political conditions, including the possibility of intensified international hostilities, acts of terrorism, and changes in conditions of the United States or international lending, capital and financing markets. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the “Risk Factors” section of Alliance Data’s Form 10-K for the year ended December 31, 2018, which can be found at www.AllianceData.com on the Investor page and on the Securities and Exchange Commission’s website at www.sec.gov.

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Source: Alliance Data Systems Corporation

Media Contact: Yvanka Wallner +1 212-597-5683

Investor Contact: Tiffany Louder +1 214-494-3048

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